U.S. SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.   20549

                  NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant:
    QWEST COMMUNICATIONS INTERNATIONAL, INC.

2.  Name of person relying on exemption:
    ASSOCIATION OF US WEST RETIREES

3.  Address of person relying on exemption:
    1833 East Gary Street, Mesa, AZ   85203-4510

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a-6(g)(1) [sec. 240.14a-6(g)(1)]


               ASSOCIATION OF US WEST RETIREES
          1833 E. GARY STREET, MESA  AZ  85203-4510

November 20, 2003

DEAR FELLOW QWEST SHAREOWNER:

We urge you to VOTE FOR a very important shareholder resolution on Board independence on Qwest's proxy card for the December 16 annual meeting.

PROPOSAL NO. 6 requests the Board of Directors to nominate a substantial majority of truly independent directors and to appoint only independent directors to serve on the Board's compensation and nominating committees.

     PLEASE VOTE YOUR QWEST PROXY FOR PROPOSAL NO. 6 --
     SUPPORT A MAJORITY OF TRULY INDEPENDENT DIRECTORS.

Our Board's lack of independence is unusual among leading public companies. As we document in the proxy and below, we believe that as many as 8 of Qwest's 12 Directors (66%) have or recently had material financial relationships with the Company.

Although an independent board majority is important at any company, we believe that very few companies have demonstrated a greater need for a majority of truly independent directors:

 - This is a Board that presided over a roughly 95% decline in its share price during a period that it paid former CEO Joe Nacchio in excess of $100 million in 2001 alone (topped off with a $14.7 million "golden goodbye" severance package in
   2002).

 - This is a Board that was forced to delay this year's 10-K and annual meeting for 6 months and - in the face of an ongoing
   SEC investigation - to restate Qwest's earnings down by $2.5 billion for 2000 and 2001.

 - This is a Board facing a raft of derivative and class action lawsuits, including suits alleging fraud by public pension funds in California, New Jersey and Illinois (Qwest proxy, pp.
   16-21). These cases are pending.

 - This is a Board that allows one director (Phillip Anschutz) and his two employees (directors Harvey and Slater) to leverage a 17% stock ownership into not only 3 of 12 board seats, but effective control of the Nominating and Governance Committee (2 of 4 votes, with Harvey as chairman), the Executive Committee (2 of 4 outside directors, with Anschutz as chairman), and a maze of joint ventures and transactions with Anschutz-controlled companies (see Qwest proxy, pp. 37-39).

We believe the Board's apparent lack of independence extends beyond the 3 Anschutz Company directors. Last year, soon after the onset of the Qwest accounting scandals, BUSINESS WEEK reported (under the headline: "A Case of Conflicts at Qwest") that director W. Thomas Stephens, then-chairman of the Audit Committee, "has a potential conflict of interest that has never been disclosed in Qwest's financial documents."/1/ In 2001, just months after Stephens had stepped down as Chairman of Mail-Well Inc. (where he remains on the board), the printing company

/1/ Peter Elstrom, "A Case of Conflicts at Qwest: Audit Committee
Members have Questionable Ties," BUSINESS WEEK, April 22, 2002.

received a multi-year, multimillion contract from Qwest.
Business Week went on to report that director Linda Alvarado's construction company received $1.3 million from Qwest for construction services in 2000, as disclosed in last year's proxy.

   AT LEAST 6 AND AS MANY AS 8 OF QWEST'S 12 DIRECTORS HAVE,
  OR RECENTLY HAD, MATERIAL FINANCIAL RELATIONSHIPS WITH QWEST

We believe the following 6 directors, based on Company disclosures, are clearly not independent:

 - CEO Notebaert is an employee (insider)

 - Director Stephens, in addition to the Mail-Well transaction, is deputy chairman of a Canadian paper company that Qwest paid
   $17 million in 2002 (Qwest proxy, p. 21)

 - Director Alvarado is sole owner of a construction company paid
   $1.3 million by Qwest

 - Director Anschutz owns and controls Anschutz Company, which received $6.5 million in rent and other fees from Qwest in 2002 and which has engaged in several joint ventures and other financial transactions with Qwest (proxy, pp. 37-39)

 - Director Harvey is President and COO of Anschutz Company
  (proxy p. 37)

 - Director Slater is Executive Vice President of Anschutz
   Company (proxy p. 37)

Qwest also revealed in a post-proxy disclosure last year (Form
10-K/A, Nov. 20, 2002) that:

 - Director Khosla is general partner in a venture capital firm that has taken positions (including control positions) in companies with which Qwest does business (proxy, p. 21)

 - Director Barrett is CEO of a company that has taken or may take positions in companies doing business with Qwest (proxy, p. 50)

In its statement, management claims the Board has "already accomplished the objectives of this stockholder proposal" by adopting governance guidelines that purport to implement the proposed New York Stock Exchange (NYSE) standards for director independence. However, Qwest's corporate governance counsel told us that the Board's Nominating and Governance Committee has determined that all 11 outside directors - including Anschutz and his two employees! - are "independent" under Qwest's new guidelines. In our opinion, Qwest's governance guidelines are inadequate if they allow the Board to nominate a majority of directors with financial relationships or interests in Qwest that are different from the interests of shareholders generally.

Among institutional investors there is widespread consensus that a substantial majority of truly INDEPENDENT directors (not merely outside directors) is critical to ensure management accountability to shareholders. The Council of Institutional Investors has adopted the position that at least two-thirds of directors should be independent over a five-year look-back period. CII's statement of principles state that "the effect created by a conflict of interest on an individual director is almost impossible to detect, either by shareholders or other board members."

We hope you will join us in voting your shares in Qwest FOR
Proposal No. 6.

                        Sincerely,



/s/ Eldon Graham                  /s/ Howard Rickman
Eldon Graham                      Howard Rickman
Qwest Shareholder and member,     Qwest Shareholder and member
Association of US West Retirees   Association of US West Retirees


PLEASE NOTE THAT THE COST OF THIS LETTER IS BEING BORNE ENTIRELY
BY THE RETIREE ORGANIZATIONS AFFILIATED WITH THE ASSOCIATION OF
US WEST RETIREES.  THIS LETTER IS NOT A SOLICITATION.

***** PLEASE DO NOT SEND YOUR PROXY CARD TO THE ASSOCIATION. ****